FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of November, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

November 21, 2002

Dear Shareholders:

We are encouraged that our decisions to change the Company’s operating structure and our efforts to further control SG&A expenses have contributed significantly to the improvement in the Company’s results. While the Company is decreasing overall SG&A expense in 2002, we have increased slotting fees paid for the continued launch of Reebok products, which we believe will benefit the Company in future periods. For a more detailed summary of the operating results and financial condition of the Company for the third quarter, please see the “Management Discussion and Analysis” section of this report.

In the third quarter, the Company was pleased to announce the hiring of Kevin Doran and his appointment as Senior Vice President of Marketing and Sales. Mr. Doran brings with him extensive marketing and sales experience together with demonstrated results and performance at the highest levels. He is responsible for the development and execution of sales and marketing strategies and objectives for the Company in Canada, the United States and internationally.

Our brand building efforts in the third quarter of this year included the unveiling of a further evolution of the popular 14 oz. package for Clearly Canadian sparkling flavoured water. After the successful redesign of our Clearly Canadian packaging in 2000, the new graphic designs introduced in this quarter reinforce our strong brand presence and enhance the original design concept. In addition to the stylish new look for the Clearly Canadian brand, the Company also introduced new Clearly Canadian Lemonade, the second new flavour for the Clearly Canadian line-up this year.

We also worked extensively on our other major brand initiative, Reebok fitness water beverage, which was chosen as a recipient of the American Tasting Institute’s 2002 Award of Excellence this summer. For the second consecutive year, Reebok fitness water beverage was judged “Excellent” by the American Tasting Institute, a division of Quality Institute International. This recognition confirms that we have delivered on our objective to provide a great tasting beverage to meet our consumers’ refreshment needs.

Also during this quarter we introduced a major national consumer promotion for Reebok fitness water beverage. In a joint announcement, Reebok International and Clearly Canadian launched “Get Fit to Win”, an exciting new nationwide instant-win consumer sweepstakes giveaway which is currently underway. The “Get Fit to Win” promotion offers consumers the chance to win one of three million prizes, including a spa vacation for two at the Wyndham Bonaventure Resort & Spa located in Fort Lauderdale, Florida, one-year membership at 24 Hour Fitness and numerous Reebok sport and fitness items. The promotion continues through the end of 2002 and involves three million specially marked Reebok fitness water beverage bottles in both the 24 oz single serve and 20 oz 4-pack packages. The Reebok logo and “Get Fit to Win” are printed on the top of each bright blue cap, with each cap containing an instant win prize printed under the cap.

Partnering with Reebok for the “Get Fit to Win” sweepstakes provides Clearly Canadian with an incredible opportunity to reach the primary consumer market for Reebok fitness water beverage – health and fitness conscious individuals. Our joint promotion combines the strengths of both companies -Reebok as a leader in sports and fitness and Clearly Canadian as a premium beverage producer.

Looking forward to the fourth quarter and into 2003, the Company is focused on improving the effectiveness of its distribution system for our flagship brand, Clearly Canadian, and continuing the national roll-out of our Reebok beverages by building on our direct sales customer base.

Best regards,

Signed “Douglas L. Mason”

Douglas L. Mason

Management Discussion and Analysis

Operating Results

The following discussion addresses the operating results and financial condition of the Company for the nine months ended September 30, 2002. The Management Discussion and Analysis should be read in conjunction with the Company’s December 31, 2001 financial statements as well as the cautionary, forward looking statement at the end of this section.

During the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the three months ended September 30, 2002 and the nine months ended September 30, 2002. Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the third quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Results of “Continuing Operations” for the third quarter of 2002:

Net loss from continuing operations for the three months ended September 30, 2002 was $(520,000) or $(0.08) per share on sales revenues of $5,889,000, compared to $(753,000) or $(0.11) per share on sales revenues of $7,041,000, for the same period in 2001. These results represent a 31% reduction of loss in the third quarter compared with the same period last year.

Net loss from continuing operations for the nine months ended September 30, 2002 was $(815,000) or $(0.12) per share on sales revenues of $17,672,000, compared to $(1,240,000) or $(0.19) per share on sales revenues of $19,820,000 for the nine months ended September 30, 2001. These results represent a 34% reduction of loss for the nine months ended September 30, 2002 compared with the same period in 2001.

Management believes that the decline in sales for the nine months ended September 30, 2002 is attributable to a decline in Clearly Canadian brand sales brought on primarily by significant consolidation within the direct store distribution system currently used by the Company. With the recent distributor consolidation, some distributors have made corporate decisions to discontinue distribution of any brands that they do not own. The Company is focused on improving its distribution system in those regions affected by consolidation in an effort to increase the availability of the Clearly Canadian brand. In that regard, in November the Company announced the expansion of its current distribution agreement with All-American Bottling Corporation, expanding the territory covered by All-American to include the Colorado consumer market.

Gross profit for the three months ended September 30, 2002 was $1,722,000 (29%) compared to $2,485,000 (35%) for the same period in 2001. Gross profit for the nine months ended September 30, 2002 was $5,602,000 (32%) compared to $7,416,000 (37%) for the nine months ended September 30, 2001. The decrease of the Company’s gross profit is primarily attributed to the change in the overall sales mix of the Company’s brands in the first nine months of 2002. This change in sales mix reflects the greater proportion of sales of Reebok beverages relative to sales of Clearly Canadian brand beverages.

Selling, general and administrative expenses were $2,206,000 for the three months ended September 30, 2002 compared to $2,964,000 for the same period in 2001, representing a reduction in such expenses of 26%. Selling, general and administrative expenses were $6,195,000 for the nine months ending September 30, 2002 compared to $7,795,000 for the same period in 2001, representing a reduction in such expenses of 21%. The significant decline in selling, general and administrative expenses is attributable to the continuing changes in the operating structure implemented by the Company during the year.

Results including discontinued operations for the third quarter of 2002:

Net loss, including discontinued operations for the three months ended September 30, 2002 was $520,000 or $0.08 per share, compared to a loss of $1,084,000 or $0.16 per share for the same period in 2001. Net loss, including discontinued operations for the nine months ended September 30, 2002 was $815,000 or $0.12 per share, compared to a loss of $394,000 or $(0.06) per share for the nine months ended September 30, 2001. It is important to note that the net loss, including discontinued operations for the nine months ended September 30, 2001, includes a non-recurring net gain of $2,213,000 on the disposal of the assets related to the Company’s home and office five gallon water business. Without this gain, the loss, including discontinued operations, would have been $2,607,000 or $0.39 per share.

Liquidity and Capital Resources

As at September 30, 2002, the Company had a working capital surplus of $857,000 compared to a working capital deficit of $502,000 as at December 31, 2001. As at September 30, 2002, the Company had bank indebtedness of $1,227,000 compared to cash and cash equivalents of $226,000 as at December 31, 2001.

Net cash used for operating activities for the first nine months of 2002 was $2,796,000 consisting of cash used for operating loss in the amount of $480,000, plus changes in non-cash working capital balances of $2,316,000.

Financing and investing activities provided net cash of $1,482,000 consisting primarily of proceeds, net of debt assumption, on the disposition of its bottling facility assets of $1,675,000, proceeds from disposition of property of $255,000 and the acquisition of other assets in the amount of $418,000.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company’s policies outlined in the information circular which accompanies the Company’s Notice of the Annual General Meeting.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. Statements in this report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “estimates”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the effects of its anticipated production distribution changes and promotional and marketing activities and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at September 30, 2002 and December 31, 2001

(in thousands of United States dollars, except where indicated)

	Unaudited
	Sept. 30 2002 $	Dec. 31, 2001 $

Assets
Current assets
Cash and cash equivalents	--	226
Accounts receivable	2,385	2,334
Inventories	3,017	2,304
Prepaid expenses, deposits and other assets	351	111

	5,753	4,975
Long-term investments	91	152
Distribution rights	1,913	1,913
Property, plant and equipment (note 3)	5,522	9,978
Prepaid management contracts (note 5)	330	--

	13,609	17,018

Liabilities
Current liabilities
Bank indebtedness (note 3)	1,227	--
Accounts payable and accrued liabilities	3,666	5,130
Current portion of long-term debt (note 3)	3	347

	4,896	5,477
Long-term debt (note 3)	1,217	3,252

	6,113	8,729

Shareholders' Equity
Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value
of CA$1 each
Issued
7,043,682 (2001 - 7,013,682) common shares
without par value (note 7)
Outstanding
6,670,682 (2001 - 6,640,682) common shares
without par value (note 7)	58,237	58,208
Warrants
662,740 (2001 - 692,740) (note 7)	415	423
Cumulative translation adjustment	(1,357)	(1,358)
Deficit	(49,799)	(48,984)

	7,496	8,289

	13,609	17,018

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the nine months ended September 30, 2002 and 2001

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $
Sales	5,889	7,041	17,672	19,820
Cost of sales	4,167	4,556	12,070	12,404

Gross profit	1,722	2,485	5,602	7,416
Selling, general and administration expenses	2,206	2,964	6,195	7,795
Amortization	103	290	320	879

Loss before the following	(587)	(769)	(913)	(1,258)
Gain (loss) on sale of assets	(33)	--	(15)	(34)
Other income (expense) - net	(15)	16	(2)	52

Loss from continuing operations before income taxes	(635)	(753)	(930)	(1,240)
Recovery of income taxes	115	--	115	--

Loss for the period from continuing operations	(520)	(753)	(815)	(1,240)
Earnings (loss) for the period from discontinued
operations (note 4)	--	(331)	--	846

Loss for the period	(520)	(1,084)	(815)	(394)
Deficit - Beginning of period	(49,279)	(39,541)	(48,984)	(40,231)

Deficit - End of period	(49,799)	(40,625)	(49,799)	(40,625)

Basic and diluted Loss per share from continuing
operations	(0.08)	(0.11)	(0.12)	(0.19)

Basic and diluted Loss per share	(0.08)	(0.16)	(0.12)	(0.06)

Weighted average shares outstanding	6,670,682	6,640,682	6,659,986	6,640,682

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2002 and 2001

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $
Cash flows from operating activities
Loss for the period	(520)	(1,084)	(815)	(394)
Items not involving cash (note 6(a))	136	439	335	(682)

	(384)	(645)	(480)	(1,076)
Changes in non-cash working capital balances related to
operations (note 6(b))	(1,035)	909	(2,316)	(881)

	(1,419)	264	(2,796)	(1,957)

Cash flows from financing activities
Repayment of long-term debt	--	(154)	(167)	(2,356)
Proceeds from issuance of capital stock	--	--	21	--

	--	(154)	(146)	(2,356)

Cash flows from investing activities
Proceeds from sale of production facility (note 4)	--	--	1,675	--
Proceeds from sale of home and office business (note 4)	--	--	--	4,224
Proceeds on sale of property, plant and equipment	35	49	255	148
Purchase of property, plant and equipment	(5)	(84)	(30)	(206)
Prepayment of management contracts (note 5)	--	--	(418)	--

	30	(35)	1,482	4,166

Effect of exchange rates on cash and cash equivalents	64	(69)	7	(286)

Decrease in cash and cash equivalents	(1,325)	6	(1,453)	(433)
Cash and cash equivalents
- Beginning of period	98	(143)	226	296

Cash and cash equivalents
- End of period	(1,227)	(137)	(1,227)	(137)

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Segmented Information
For the nine months ended September 30, 2002 and 2001

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $
Sales
Canada
Total sales	889	805	2,294	2,316
Less: Sales to other segments	--	--	(1)	(77)

Sales to external customers	889	805	2,293	2,239

United States
Total sales	5,672	6,893	17,131	19,412
Less: Sales to other segments	(800)	(766)	(2,130)	(2,236)

Sales to external customers - continuing
operations	4,872	6,127	15,001	17,176

Other
Sales to external customers	128	109	378	405

Continuing operations - external customers	5,889	7,041	17,672	19,820

Discontinued operations - external customers	--	1,421	551	4,481

Operating earnings (loss) from continuing
operations
Canada	(321)	(412)	(1,029)	(1,151)
United States	(265)	(356)	118	(105)
Other	(1)	(1)	(2)	(2)

	(587)	(769)	(913)	(1,258)

Loss on sale of assets	(33)	--	(15)	(34)
Other income (expense) - net	(15)	16	(2)	52
Recovery of income taxes	115	--	115	--

	67	16	98	18

Loss for the period from continuing
operations	(520)	(753)	(815)	(1,240)

	Sept. 30 2002 $	Dec. 31, 2001 $
Assets
Canada	5,670	5,468
United States	7,911	11,522
Other	28	28

	13,609	17,018

Property, plant and equipment additions
Canada	28	179
United States	2	139
Other	--	--

	30	318

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2002

(in thousands of United States dollars, except where indicated)

1	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on a accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the first, second and third quarter of 2002.Accordingly, prior period comparative figures have been restated to reflect this change.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

In these consolidated financial statements, the term “Company” may refer to Clearly Canadian Beverage Corporation or any one or more of its affiliated subsidiaries, individually or collectively as the context so requires.

2	Summary of significant accounting policies

Goodwill and Distribution Rights
Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to goodwill and intangible assets.

Under the new recommendations the Company will no longer amortize intangible assets with indefinite lives. Instead, goodwill and intangible assets with indefinite lives will be subject to a fair value based on impairment assessment and a provision recorded for any impairment. No provision for impairment was required upon adoption of this policy.

Stock-based Compensation
Effective January 1, 2002, the Company adopted the new recommendations of the CICA with regard to stock-based compensation. The Company has elected to continue to apply the same accounting policy for the stock-based compensation plan that it has previously applied. For income statement purposes, the Company has elected to follow the intrinsic value based method of accounting for stock options granted to directors, officers and employees. Under this method, no compensation expense is recorded if the exercise price of the stock options were granted at market price and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to its financial statements. (Refer to note 7)

3	Balance sheet components

Cash and cash equivalents
The Company has a $2,000,000 demand operating line of credit available with a United States bank bearing interest at prime plus 4% with a 12 month term ending June 24, 2003 and is collateralized by a first lien on all accounts receivable and inventories.

Property, plant and equipment

			September 30, 2002

	Cost $	Accumulated Amortization $	Writedown $	Net $
Continuing operations
Land and water sources	3,217	--	--	3,217
Buildings	2,575	1,109	--	1,466
Equipment	4,057	3,329	--	728
Leasehold improvements	122	11	--	111

	9,971	4,449	--	5,522

			December 31, 2001

	Cost $	Accumulated Amortization $	Writedown $	Net $
Continuing operations
Land and water sources	5,554	--	2,235	3,319
Buildings	2,575	1,048	--	1,527
Equipment	4,472	3,338	--	1,134
Leasehold improvements	106	3	--	103

Discontinued operations
Buildings	2,713	494	700	1,519
Equipment	5,813	2,138	1,299	2,376

	21,233	7,021	4,234	9,978

Long-term debt

	September 30 2002 $	December 31, 2001 $
Continuing operations
Convertible promissory notes, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in
cash or shares at the option of the Company. Balance withheld
of CA$1,750,000	1,104	1,099
Mortgage payable with land and buildings pledged as collateral, bearing interest at 5.35%, repayable at CA$1,215 per month,
maturing in August 2003	116	118
Discontinued operations (note 4)
Letter of credit, with equipment, inventories and accounts receivable pledged as collateral, bearing interest at a variable floating rate
averaging 2.91% in 2001, maturing in December 2007	--	2,310
Capital leases payable in equal monthly instalments of $3,592 including principal and interest at rates ranging from 9% to
12%, collateralized by certain machinery and equipment,
maturing through 2003	--	72

	1,220	3,599
Less
Current portion Continuing operations	3	5
Current portion Discontinued operations	--	342

	1,217	3,252

4	Discontinued operations

During the year ended December 31, 2001, the Company disposed of the home and office five gallon water business and entered into an agreement to dispose of the private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior period comparative figures have been restated to reflect this change.

a)	Private label co-pack bottling business and production facility

On October 5, 2001 the Company adopted a formal plan to dispose of its production facility assets located in Burlington, Washington and its private label co-pack bottling business. On February 22, 2002, the Company completed the disposal of this business. By disposing of the production facility assets, the Company is not able to continue with bottling for private label customers.

b)	Home and office five gallon water business

On April 30, 2001, the Company sold the assets of the home and office five gallon water business for $4,824,000.

Details of the aggregate consideration and assets disposed of are as follows:

	Private label bottling business and Production facility $	Home and office five gallon water business $
Consideration
Cash	2,130	4,500
Assumption of accounts payable	--	324
Assumption of long term debt	2,155	--
Assumption of capital leases	64	--

	4,349	4,824
Less: net closing costs	454	243

Net proceeds on disposal	3,895	4,581

Assets disposed of:
Current assets	--	357
Capital assets	3,895	1,089
Goodwill	--	922

	3,895	2,368

Gain on sale of assets	--	2,213

Summarized below is selected financial information for the discontinued operations:

Loss from discontinued operations

Unaudited For the 3 months ended		Unaudited For the 9 months ended
Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $

Sales				--	1,421	551	4,481

Loss from discontinued operations				--	(332)	--	(1,325)
Gain on sale of assets from discontinued
operations				--	1	--	2,171
Provision for income taxes				--	--	--	--

Earnings (loss) from discontinued operations				--	(331)	--	846

Basic and diluted earnings (loss) per share from
discontinued operations				--	(0.05)	--	0.13

5	Prepaid management contracts

During 2001, the shareholders approved the amendment of certain consulting contracts with companies controlled by certain directors of the Company to reduce ongoing fees payable. In connection therewith, the Company paid to such companies a total of $418,213 in cash and $64,287 in common shares of a publicly traded company currently held by the Company. During the year the Company expensed $56,292 of the deferred charge and recorded $96,500 as a current prepaid item, leaving a balance of $329,708 as long term prepaid management contracts.

6	Supplementary cash flow information

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $

(a) Items not involving cash
Loss (gain) on sale of investments and property,
plant and equipment	33	(1)	15	(2,137)
Amortization of property, plant and equipment	103	341	320	1,125
Amortization of goodwill and distribution rights	--	115	--	369
Amortization of deferred lease inducement	--	(16)	--	(39)

	136	439	335	(682)

	Unaudited For the 3 months ended	Unaudited For the 9 months ended
	Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $

(b) Changes in non-cash working capital balances related
to operations
Accounts receivable	872	457	(51)	(1,055)
Inventories	517	607	(713)	(969)
Prepaid expenses, deposits and other assets	250	226	(88)	(131)
Accounts payable and accrued liabilities	(2,674)	(381)	(1,464)	1,274

	(1,035)	909	(2,316)	(881)

(c) Non-cash investing and financing activities
Proceeds on sale of production facility (note 4)	--	--	2,219	--
Reduction on debt assumed on disposition
(note 4)	--	--	(2,219)	--
Disposition of long-term investment (note 5)	--	--	64	--
Acquisition of other assets (note 5)	--	--	(64)	--
	--	--	--	--

7	Capital stock

On April 8, 2002, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 370,000 shares of the Company (which options were ratified by the directors as of May 15, 2002). Such stock options have been granted for a 10 year term and are exercisable at a price of $1.25Cdn per share (based on the average closing price of the Company’s shares on the Toronto Stock Exchange over the 10 day trading period preceding the announcement of such options).

On September 23, 2002, the Company granted incentive stock options to an employee to acquire up to an aggregate of 40,000 shares of the Company. Such stock options have been granted for a 10 year term and are exercisable at a price of $1.00 Cdn per share (based on the average closing price of the Company’s shares on the Toronto Stock Exchange over the 10 day trading period preceding the announcement of such options).

If the Company had followed the fair value method of accounting (see note 2), the Company would have recorded a compensation expense of $275,312 ($428,975Cdn) in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30 2002 $	Sept. 30 2001 $	Sept. 30 2002 $	Sept. 30 2001 $

Loss for the period before stock based
compensation	520	1,084	815	394
Stock based compensation	21	45	275	289

Pro forma loss	541	1,129	1,090	683

Basic and diluted loss per share as reported	0.08	0.16	0.12	0.06
Stock based compensation loss per share	0.00	0.01	0.04	0.04

Pro forma loss per share	0.08	0.17	0.16	0.10

Weighted average shares outstanding	6,670,682	6,640,682	6,659,986	6,640,682

During the year the Company issued 30,000 common shares for total proceeds of $33,000 Canadian funds as a result of the exercise of warrants at $1.10Cdn per share as follows:

–	10,000 on April 2, 2002

–	20,000 on April 10, 2002

CORPORATE PROFILE

Board of Directors
Douglas L. Mason, Chairman
Gerald M. Astor
James J. Duffy
Glen D. Foreman
Neville W. Kirchmann
Bruce E. Morley
Stuart R. Ross
Nigel G. Woodall

Corporate Officers

Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Kevin Doran
Senior Vice President of Marketing and Sales

Jonathan Cronin
Vice-President, Marketing, CC Beverage (U.S.) Corporation

Corporate Head Office
Clearly Canadian Beverage Corporation
West Vancouver, British Columbia, Canada
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca

U.S. Office
CC Beverage (U.S.) Corporation
P.O. Box 326 Burlington, Washington, USA
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchanges
Toronto Stock Exchange (trading symbol: CLV)
OTCBB (trading symbol: CCBC)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Clive Shallow, Manager, Shareholder Communications
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail:  info@clearly.ca